Exhibit 99.1

Alps Group Inc Expands MyGenome Accreditation to Include Whole Genome Sequencing Under MS ISO 15189:2022

MyGenome Joins a Limited Number of Southeast Asian Laboratories Delivering WGS Under Internationally Recognized Clinical Standards, Strengthening its Position in Southeast Asian Genomics

KUALA LUMPUR, Malaysia – June 9, 2026 – Alps Group Inc (“Alps” or “the Company”) (Nasdaq: ALPS), an integrated biotechnology platform headquartered in Malaysia, today announced that its subsidiary, MyGenome Sdn. Bhd. (“MyGenome”), has received accreditation for its Whole Genome Sequencing (“WGS”) under MS ISO 15189:2022.

MS ISO 15189:2022 is an internationally recognized clinical standard that sets rigorous requirements for quality and competence in medical laboratories. Unlike targeted genetic panels, WGS examines a patient’s complete DNA sequence, making accreditation at this level a meaningful technical distinction. The expanded accreditation confirms that MyGenome’s genomic data meets the accuracy, reproducibility, and reliability benchmarks required for clinical use, healthcare adoption, and integration into research programs, positioning MyGenome among a select group of genomics laboratories in Southeast Asia operating WGS under this standard.

This milestone provides additional validation for institutional partners and investors alike, demonstrating that MyGenome’s WGS process meets the compliance-grade infrastructure required for adoption in clinical and research settings, broadening Alps’ addressable market to include government-linked healthcare programs, cross-border partnerships, and institutional clients across the region.

“Expanding our MS ISO 15189:2022 accreditation scope to include Whole Genome Sequencing is a meaningful validation of the clinical infrastructure we are building,” said Dr. Tham Seng Kong, Executive Director and Group Chief Executive Officer of Alps Group Inc. “Accreditation at this level signals to hospitals, research institutions, and partners that our genomic data is globally credible, clinically actionable, and fit for interrogation across our broader ecosystem. This milestone advances our goal of making world-class genomics a reality for patients across Southeast Asia.”

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About Alps Group Inc

Alps Group Inc is a revenue-generating integrated biotechnology platform headquartered in Malaysia, operating across cell manufacturing, molecular diagnostics, and clinical delivery. Alps leverages revenue from its commercial businesses to support its clinical pipeline development with a mission to make advanced precision medicine accessible and affordable across Southeast Asia.

Forward-Looking Statements

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Investor Relations Contact

Philip Carlson

KCSA Strategic Communications

Phone: 212.896.1233

Email: Alps@kcsa.com